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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2011 (MM/DD/YY) AND ENDING March 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert Blum Municipals, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Van Ness Avenue, Suite 415
(No. and Street)

San Francisco	California	94106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Blum (415) 673-2793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert Blum Municipals, Inc., as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of SAN FRANCISCO
Subscribed and sworn to (or affirmed) before me on this 24 day of APRIL, 2012 by ROBERT BLUM proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

President
Title

KINRY C. LOUIE
COMM. # 1879766
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES FEB. 8, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Robert Blum Municipals, Inc.:

We have audited the accompanying statement of financial condition of Robert Blum Municipals, Inc. (the Company) as of March 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Blum Municipals, Inc. as of March 31, 2012, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 25, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

Robert Blum Municipals, Inc.
Statement of Financial Condition
March 31, 2012

Assets

Cash and cash equivalents	$	689,504
Receivable from clearing organizations		633
Deposit with clearing organization		30,002
Investments, at market value		365,345
Deposits		700
Total assets	$	1,086,184

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	14,587
Payable to clearing organization		366,030
Liabilities subordinated to claims of general creditors		250,000
Total liabilities		630,617
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 25,000 shares authorized, 5,000 shares issued and outstanding		150,000
Retained earnings		305,567
Total stockholder's equity		455,567
Total liabilities and stockholder's equity	$	1,086,184

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Income
For the Year Ended March 31, 2012

Revenues	
Trading fee income	$ 348,998
Total revenues	348,998
Expenses	
Employee compensation and benefits	218,423
Communications	43,659
Interest expense	22,659
Occupancy and equipment rental	18,185
Professional fees	16,148
Regulatory	12,318
Promotional	11,700
Total expenses	343,092
Net income (loss) before income tax provision	5,906
Income tax provision	800
Net income (loss)	$ 5,106

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended March 31, 2012

		Amount
Balance at March 31, 2011	$	250,000
Increase:		
Accrual of interest		22,500
Decrease:		
Payment of interest		(22,500)
Balance at March 31, 2012	$	250,000

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2012

	Common Stock		Retained Earnings		Total	
Balance at March 31, 2011	$	150,000	$	300,461	$	450,461
Net income (loss)		-		5,106		5,106
Balance at March 31, 2012	$	150,000	$	305,567	$	455,567

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.

Statement of Cash Flows

For the Year Ended March 31, 2012

Cash flow from operating activities:		
Net income (loss)		$ 5,106
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Receivable from clearing organizations	$ 3,922	
Investments, at market value	(181,575)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(2,212)	
Payable to clearing organization	176,893	
Total adjustments		(2,972)
Net cash and cash equivalents provided by (used in) operating activities		2,134
Net cash and cash equivalents provided by (used in) investing activities		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		2,134
Cash and cash equivalents at beginning of year		687,370
Cash and cash equivalents at end of year		$ 689,504
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 22,500	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Robert Blum Municipals, Inc. (the "Company") was incorporated in the State of California on April 17, 1995. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer. Substantially all of its business consists of trading municipal securities in a principal capacity.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivable from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 25, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: RECEIVABLE FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of March 31, 2012, the receivable from clearing organizations of $633 was pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Southwest Securities Inc. ("Clearing Broker") ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at March 31, 2012 was $30,002.

Note 4: INVESTMENTS, AT MARKET VALUE

Investments, at market value consist of municipal securities. As discussed in Note 1, these securities are classified as trading securities and stated at their fair market value based on quoted market prices. Municipal securities for which there is no market on a securities exchange or no independent publicly quoted market price are valued at fair value as determined by management. There was no material difference between cost and market (or fair value) at the balance sheet date. At March 31, 2012 these securities are carried at their fair market value of $365,345.

Note 5: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	800	-	800
Total income tax expense (benefit)	$ 800	$ -	$ 800

The Company has available at March 31, 2012, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $1,934. The net operating loss begins to expire in the year 2032. Therefore no current income tax provision is provided.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2012

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2012:

Assets	**Fair Value**	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
Investments, at fair market valu(	$ 365,345	$ 365,345	$ -	$ -
Total	$ 365,345	$ 365,345	$ -	$ -
Payable to clearing organization	$ 366,030	$ 366,030	$ -	$ -
Total	$ 366,030	$ 366,030	$ -	$ -

Note 7: PAYABLE TO CLEARING ORGANIZATION

As discussed in the Investments, at market value (Note 4), the Company acquired its municipal bond positions using credit extended from the clearing organization. At March 31, 2012, the credit balance payable to the clearing organization was $366,030. To the extent that this liability is collateralized by the municipal bond positions, it is not included in aggregate indebtedness for the purpose of SEC Rule 15c3-1(c)(1).

Note 8: RELATED PARTY TRANSACTIONS

Interest paid on borrowings under subordinated liabilities totaled $22,500 for the year ended March 31, 2012, and was paid to the Company's sole shareholder.

The Company leases all of its office equipment from the Company's sole shareholder. Lease payments for the equipment totaled $4,312 for the year ended March 31, 2012.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 9: SUBORDINATED LIABILITIES

The borrowings under subordinated agreements at March 31, 2012 are listed below:

Subordinated note, 9%, due August 31, 2014	$ 100,000
Subordinated note, 9%, due June 31, 2015	150,000
	$ 250,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commissions's uniform net capital rule.

Note 10: PROFIT SHARING PLAN

The Company's profit sharing plan (the "Plan") covers all eligible employees. The plan was effective on August 1, 1995, and provides for a Company contribution of up to 25% of eligible compensation. All contributions to the plan are at the discretion of the Company. The Company contributed $7,700 to the Plan for the year ended March 31, 2012.

Note 11: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 12: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended March 31, 2012, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending March 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011
2009-17	Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities	After November 15, 2009

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2012, the Company had net capital of $686,269 which was $586,269 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($14,587) to net capital was 0.02 to 1, which is less than the 15 to 1 maximum allowed.

Robert Blum Municipals, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2012

Computation of net capital		
Common stock	$ 150,000	
Retained earnings	305,567	
Total stockholder's equity		$ 455,567
Add: Additions to capital		
Subordinated liabilities	250,000	
Total allowable subordinated liabilities		250,000
Total equity & allowable subordinated liability		705,567
Less: Non-allowable assets		
Deposits	(700)	
Total non-allowable assets		(700)
Net capital before haircuts		704,867
Less: Haircuts and undue concentration		
Haircut on municipal securities	(18,598)	
Total haircuts & undue concentratior		(18,598)
Net Capital		686,269
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 972	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 586,269
Ratio of aggregate indebtedness to net capital	0.02 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2012.

See independent auditor's report

Robert Blum Municipals, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of March 31, 2012

A computation of reserve requirements is not applicable to Robert Blum Municipals, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Robert Blum Municipals, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of March 31, 2012

Information relating to possession or control requirements is not applicable to Robert Blum Municipals, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Robert Blum Municipals, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended March 31, 2012

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Robert Blum Municipals, Inc.:

In planning and performing our audit of the financial statements of Robert Blum Municipals, Inc. (the Company), as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

One important aspect of a system of internal controls is a division of duties among responsible personnel. This helps ensure that no one individual has the unchecked ability to intentionally or unintentionally misappropriate the company's resources or misstate financial results. Due to the limited size of its staff, no such assurance can be provided by the Company. This places a limitation on our ability to rely on its system of internal controls to ensure the reliability of financial information. In the course of our examination, we have attempted to mitigate the effect of such limitations by applying alternate auditing procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 25, 2012